Mereo BioPharma Group plc

Fourth Floor

One Cavendish Place

London W1G 0QF

United Kingdom

May 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance Office of Life Sciences
Re:	Mereo BioPharma Group plc

Registration Statement on Form S-3

Filed on May 15, 2024

File No. 333-279433

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mereo BioPharma Group plc (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced registration statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:00 p.m., Eastern Time, on May 22, 2024, or at such other time as the Company or its outside counsel, Mayer Brown LLP, may request via a telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with David S. Bakst of Mayer Brown LLP at (212) 506-2551.

Thank you for your assistance in this matter.

Very truly yours,

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name:	Denise Scots-Knight
Title:	Chief Executive Officer

Cc: David S. Bakst

Mayer Brown LLP

Christine Fox

Charles Sermon

Mereo BioPharma Group plc